Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exhchage: GG

GOLDCORP SECURES KEY STRATEGIC ASSET NEAR PEÑASQUITO WITH CLOSING OF
CANPLATS RESOURCES ACQUISITION

VANCOUVER, British Columbia, February 4, 2010 – Goldcorp Inc. (TSX: G; NYSE: GG) announced today that the acquisition of Canplats Resources has been completed, securing for Goldcorp the Camino Rojo project near its world-class Peñasquito mine.

Under the plan of arrangement, each Canplats share will be exchanged for C$4.60 in cash.  In addition, holders of each Canplats share will receive a distribution from Canplats of one share in a new exploration company with a notional value of C$0.20 for total consideration of C$4.80 per share, or approximately C$308.5 million.

Located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine, Camino Rojo nearly quadruples Goldcorp’s total land package in a core district.  Its 3,389-square kilometre land position includes the Represa Deposit1, which has reported measured and indicated resources of 3,445,000 gold ounces and 60,708,000 silver ounces.  Inferred resources total 555,000 ounces of gold and 7,612,000 ounces of silver.

“Like the Noche Buena deposit just north of Peñasquito, the addition of Camino Rojo provides a robust, low-cost potential satellite operation that would supplement production from Peñasquito and leverage important investments we have made in people, infrastructure and stakeholder partnerships,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “The exploration team at Peñasquito will immediately commence a program to further define the core Represa deposit and investigate adjacent zones of sulphide mineralization.   On a regional basis, areas of interest within the Camino Rojo land package will be integrated into Peñasquito’s existing regional exploration program to create a rich pipeline of drill-ready targets. Our team will then advance a new development plan for Camino Rojo that will determine the ideal approach to complementing Peñasquito’s very strong production profile.  No gold production from Camino Rojo is included in Goldcorp’s current five year, 58% growth forecast.”

Goldcorp’s financial advisors are GMP Securities L.P.; its legal advisors are Cassels Brock & Blackwell LLP in Canada and Neal, Gerber & Eisenberg LLP in the United States.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

1) Represa Deposit Mineral Resource Summary(i)(ii)

Category	Size	Grade				Gold Ounces (000’s)	Silver Ounces (000’s)
	Tonnes (Millions)	Gold (g/t)	Silver (g/t)	Zinc (%)	Lead (%)
Measured	9.58	0.76	13.40	0.34	0.29	235	4,126
Indicated	153.81	0.65	11.44	0.37	0.18	3,210	56,582
Total M&I	163.39	0.66	11.56	0.37	0.19	3,445	60,708
Inferred	31.03	0.56	7.63	0.31	0.10	555	7,612

(i)	Based upon a cut-off grade of 0.2 grams gold per tonne for oxide and transitional resources, with a cut-off grade of 0.3 grams gold per tonne for sulphide resources.
(ii)
Resources estimated by Mr. Douglas Blanchflower, P.Geo., of Minorex Consulting, an independent qualified person under NI 43-101, in a technical report dated January 5, 2009 and entitled "Technical Report on the Mineral Resources of the Camino Rojo Property."

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2008 available at www.sedar.com and Form 40-F for the year ended December 31, 2008 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
Goldcorp Inc.
(604) 696-3074
Fax:  (604) 696-3001
Email:  info@goldcorp.com
Website:  www.goldcorp.com